UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934
____________________

For the Fiscal Year Ended December 31, 2011

Commission File Number 0-18927

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
(Full title of plan)

TANDY BRANDS ACCESSORIES, INC.
3631 West Davis, Suite A
Dallas, Texas   75211
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN

NOTE: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee and Participants of the
Tandy Brands Accessories, Inc. Employees Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas
June 22, 2012

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2011	2010
Assets
Investments, at fair value:
Registered investment companies	$5,442,871	$6,986,188
Cash equivalents	698,866	-
Collective trust fund	-	894,566
Tandy Brands Accessories, Inc. common stock	134,805	405,136
Total investments	6,276,542	8,285,890
Cash	27,591	991
Receivables:
Notes receivable from participant loans	49,829	36,039
Participant contributions	18,693	-
Company contributions	9,163	-
Total receivables	77,685	36,039

Net Assets Available For Benefits	$6,381,818	$8,322,920

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2011	2010
Additions
Contributions:
Participants	$596,725	$756,415
Company	246,081	404,650
Rollover	3,474	67,312
Dividends and interest	125,190	138,218
Net appreciation (depreciation) in value of investments	(482,124)	569,136
Total Additions	489,346	1,935,731

Deductions
Benefits paid to participants	2,429,306	2,889,256
Participant loans deemed distributed	1,142	45,630
Total Deductions	2,430,448	2,934,886

Net Decrease in Net Assets Available for Benefits	(1,941,102)	(999,155)

Net Assets Available For Benefits
Beginning of year	8,322,920	9,322,075
End of year	$6,381,818	$8,322,920

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Qualified Retirement Plan

The Tandy Brands Accessories, Inc. Employees Investment Plan (the “Plan”) is a defined contribution plan with a qualified cash or deferred arrangement.  Tandy Brands Accessories, Inc. (the “Company”) is the plan administrator and named fiduciary of the Plan (“Plan Administrator”).

The Plan was initially adopted effective January 1, 1991 and has been subsequently amended by the Company from time to time. The Company most recently amended and restated the Plan on December 7, 2009, to be effective as of January 1, 2010, by adopting a prototype plan sponsored by Merrill Lynch, Pierce, Fenner & Smith.

The Plan is subject to Titles I and II of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) relating to the protection of employee benefit rights, but is not subject to Title IV relating to plan termination insurance.  The Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

The following descriptions of the Plan provide only general information about the Plan.  Participants should refer to the Plan documents, including the Summary Plan Description, for a complete description of the Plan’s provisions.

Plan Description

Information about the Plan and the benefit provisions is contained in the Summary Plan Description, a copy of which may be obtained from the Plan Administrator.

Contributions
All employees of the Company who have completed one month of service may elect to defer up to 35% of eligible annual compensation as elective pretax and Roth contributions to the Plan, subject to the deferral limitation in Section 402(g) of the Code, but without regard to permissible catch-up contributions permitted under Section 414(v) of the Code.  Eligible annual compensation is the participant’s total remuneration reported on the federal income tax withholding statement, plus amounts not includable in gross income pursuant to Sections 125, 132(f)(4), 457, and 402(g)(3) of the Code, but excluding any amounts realized from the exercise of a non-qualified stock option or from the disqualifying disposition of qualified stock options. Notwithstanding the foregoing, the amount of eligible annual compensation that is taken into account under the Plan is subject to the maximum earnings limitation as adjusted by the United States Secretary of the Treasury under Section 401(a)(17) of the Code.  Contributions by a highly-compensated employee may be limited or refunded if the Plan does not meet certain of the Code’s discrimination tests.  Highly-compensated employees age 50 or older may make catch-up contributions exceeding the maximum annual elective deferral limitation in Section 402(g) of the Code up to the amount permitted under Section 414(v) of the Code.

Qualified cash distributions from other plans may be rolled over into the Plan without regard to an employee’s eligibility to participate in the Plan.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Plan Description (continued)

Contributions (continued)
Participants employed by the Company subsequent to 2009 become eligible for Company matching contributions as of the first day of the month following the applicable 12 consecutive month period during which they complete 1,000 hours of service with the Company.  For each participant who elects to make elective deferrals under the Plan during the Plan year, the Company makes safe-harbor contributions to the Plan equal to 100% of the first 3% of the participant’s eligible annual compensation contributed for the Plan year plus 50% of the next 2% of the participant’s eligible annual compensation contributed for the Plan year, for a maximum safe-harbor matching contribution equal to 4% of the participant’s eligible annual compensation.  The Company may eliminate the safe-harbor election with proper notice to participants.  Participants’ and Company safe-harbor contributions to the Plan are always 100% vested; Company matching contributions made with respect to Plan years commencing prior to January 1, 2010 are subject to a three-year vesting schedule.

Generally, contributions to the Plan, excluding Roth contributions, and earnings thereon are not subject to federal income tax until distributed from the Plan to the participant.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and the earnings thereon.  Participants may allocate contributions and their account balances among those investments designated by the Plan Administrator. The participants’ accounts are valued on a daily basis.

The participant, or his or her designated beneficiary, is entitled to the vested portion of the participant’s account following his or her termination of employment. Nonetheless, a participant who has attained age 59½ may withdraw all or any part of his or her vested account balance at any time while employed. Participants who have previously made rollover contributions or after-tax contributions to the Plan may withdraw amounts attributable to such contributions at any time. Any employee who was a participant in the Plan prior to January 1, 2010 may withdraw the balance of his or her vested account as of December 31, 2009 (other than any portion credited to his or her elective deferral contribution account) upon becoming disabled (as defined under the Plan). In addition, any employee who was a participant in the Plan prior to January 1, 2010 may withdraw the balance of his or her pre-1986 contribution account as of December 31, 2009.

Upon termination of employment for any reason, those with vested account balances greater than $5,000 may elect (a) lump sum payments in cash or, where applicable, Company stock, or a combination thereof, or (b) payment in monthly installments over a designated period not to exceed the participant’s life expectancy or joint life expectancy of the participant and their designated beneficiary, subject to specified minimum distribution requirements.  Vested account balances of $5,000 or less are distributed in a lump sum.  Payments may be rolled over directly to another eligible retirement plan.

A participant may borrow from his or her account, provided that such loan must be for a minimum amount of $1,000 and may not exceed an amount equal to the lesser of (a) the greater of 50% of his or her vested account balance or $10,000 and (b) $50,000 reduced by the amount

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Plan Description (continued)

Participant Accounts (continued)
by which the participant’s highest loan balance from the Plan in the preceding one-year period exceeded the participant’s outstanding loan balance at the time of the new loan.

Hardship withdrawals of specified amounts may be made in the event of a participant’s immediate and heavy financial need for which funds are not reasonably available from other resources as specified in the Plan and determined by the Plan Administrator.

Under specified conditions, an alternate payee may receive a distribution from a participant’s account in compliance with a qualified domestic relations order.

Vesting
Participants are immediately vested in their elective contributions as well as safe-harbor Company matching contributions and the earnings thereon.  Company matching contributions made to the Plan prior to January 1, 2010 are subject to a vesting schedule based on years of completed service: one but less than two years – 33%; two but less than three years – 67%; three years or more – 100%. However, upon attaining age 65, or in the event of the participant’s disability (as defined in the Plan) or death, a participant becomes 100% vested in the Company’s matching contributions and the earnings thereon.

Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used in the following order: (1) to reduce Company matching contributions, (2) to offset the Plan’s administrative costs and (3) allocated to the participants’ accounts as a nonelective (profit sharing) contribution.

Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Investment Committee to make estimates and assumptions that affect certain reported amounts and disclosures, including events through the financial statements issuance date.  Accordingly, actual results may differ from these estimates.

Recently Issued Accounting Pronouncements
In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS.  ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. The amendments are to be applied prospectively and are

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)
effective for annual periods beginning after December 15, 2011. Plan management does not expect the provisions of ASU 2011-04 to have a material effect on the Plan’s financial statements.

Investments
The valuation methodologies for determining the fair values of the Plan’s investments at December 31, 2011 and 2010 are:
•	Level 1 investments:
▪	Registered investment companies - The net asset value of the investment shares calculated in a manner consistent with investment company accounting.
▪	Common stock – The closing price reported on the active market on which it is traded.
▪	Cash equivalents – Valued at $1.00 per share.
•	Level 2 investment - Inputs that are derived principally from observable market data by correlation or other means.

These methods may produce a fair value that may not be indicative of net realizable value or reflective of future fair values and use of different methodologies or assumptions could result in different fair value measurements.  The Plan’s investments are subject to market or credit risks customarily associated with debt and equity investments.

	2011		2010
	Level 1	Level 2	Level 1	Level 2
Registered investment companies:
Growth funds	$1,830,258	$-	$2,272,358	$-
Value funds	1,337,709	-	1,648,260	-
International funds	974,428	-	1,418,535	-
Fixed income funds	681,351	-	937,364	-
Blended funds	619,125	-	709,671	-
Total registered investment companies	5,442,871	-	6,986,188	-
Tandy Brands Accessories, Inc. common stock	134,805	-	405,136	-
Cash equivalents	698,866	-	-	-
Collective trust fund	-	-	-	894,566
	$6,276,542	$-	$7,391,324	$894,566

Investment transactions are recorded on a trade-date basis with realized and unrealized gains and losses being a component of the net appreciation and depreciation in the value of investments.  Dividend income is recognized on the ex-dividend date and interest income is recognized on the accrual basis.

Investment appreciation (depreciation):

	2011	2010
Registered investment companies	$(218,990)	$585,034
Tandy Brands Accessories, Inc. common stock	(263,134)	(15,898)
	$(482,124)	$569,136

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies (continued)

Investments (continued)
Investments greater than 5% of net assets available for benefits at fair value at December 31:

	2011	2010
Ivy Large Cap Growth - Class Y	$1,153,023	$1,424,595
Merrill Lynch Retirement Bank Account	698,866	*
Eaton Vance Large-Cap Value Fund - Class A	649,712	761,185
Davis New York Venture Fund Incorporated - Class A	619,125	709,671
MFS International Diversification Fund - Class A	591,425	793,036
Prudential Jennison Mid Cap Growth Fund - Class A	454,523	548,618
Victory Established Value Fund - Class A	431,436	533,102
Delaware Diversified Income Fund - Class A	424,456	521,872
Ivy Asset Strategy Fund - Class Y	363,092	579,712
Merrill Lynch Retirement Preservation Trust	**	894,566

*	Fund was a new investment option in 2011
**	Fund was not held at December 31, 2011

Participant Loans
Loans, stated at amortized cost, are secured by the participant’s account balance, bear interest (2011 and 2010 – 3.25% to 5%), and require repayment within five years (10 years for loans to purchase the participant’s principal residence).

Contributions
Participant contributions are accrued in the period in which they are deducted.  Rollover contributions are recorded when received.  The Company used $35,500 of forfeited matching contributions to reduce employer contributions in 2011.  There were no forfeitures used in 2010.  Approximately $19,400 and $29,300 of forfeited Company matching contributions was available at December 31, 2011 and 2010, respectively, to reduce future Company contributions.

Benefit Payments
Disbursements for benefits are recorded when paid.

Benefits Payable

At December 31, 2011 and 2010 there were no amounts due to participants who had elected to withdraw from the Plan and requested payment of benefits, but which had not yet been paid.

Plan Management

Administration
The Plan is administered by the Company’s Investment Committee.  A third-party trustee holds and manages the Plan’s assets.  Administrative expenses are paid by the Company.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Plan Management (continued)

Amendment or Termination
The Company may amend or terminate the Plan at any time, but no such action shall cause the Plan’s assets to be used for, or diverted to, any purpose other than the exclusive benefit of participants, nor shall any amendment have the effect of reducing a participant’s accrued benefit without the permission of the United States Secretary of Labor.  Participants become 100% vested in Company contributions and earnings thereon upon termination of the Plan or discontinuance, other than a temporary suspension, of Company matching contributions.

Tax Status

The Internal Revenue Service (the “IRS”) has determined and informed the sponsor of the prototype plan by an opinion letter dated March 31, 2008 and the Company by letter dated January 31, 2011 that the prototype plan and related trust are designed in accordance with applicable sections of the Code. The Investment Committee believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, the Investment Committee believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2011.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Company believes it is no longer subject to income tax examinations for years prior to 2008.

Parties-in-Interest Transactions

Participants have the option to invest their salary deferrals into the Company’s common stock.  The Plan also invested in a retirement bank account and common collective trust fund managed by Merrill Lynch, which acted as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

FORM 5500, SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

EIN: 75-2349915 Plan: 001

		(c) Description of		(e) Current
(a)	(b) Identity of Issue or Borrower	Investment	(d) Cost	Value
	Ivy Large Cap Growth	Class Y Shares	**	$1,153,023
*	Merrill Lynch Retirement Bank Account	Cash Equivalent	**	698,866
	Eaton Vance Large-Cap Value Fund	Class A Shares	**	649,712
	Davis New York Venture Fund Incorporated	Class A Shares	**	619,125
	MFS International Diversification Fund	Class A Shares	**	591,425
	Prudential Jennison Mid Cap Growth Fund	Class A Shares	**	454,523
	Victory Established Value Fund	Class A Shares	**	431,436
	Delaware Diversified Income Fund	Class A Shares	**	424,456
	Ivy Asset Strategy Fund	Class Y Shares	**	363,092
	American Century Small Cap Value Fund	Class A Shares	**	256,561
	Franklin U.S. Government Securities Fund	Series A	**	226,369
	Sentinel Small Company Fund	Class A Shares	**	222,712
*	Tandy Brands Accessories, Inc.	Common Stock	**	134,805
	Lazard Emerging Markets	Open Shares	**	19,912
	Templeton Global Bond Fund	Class A Shares	**	19,003
	Franklin Strategic Income Fund	Class A Shares	**	11,522
*	Participant loans	Due 1 to 5 Years -
		3.25% to 5% Interest	$-0-	49,829

*	Indicates a party-in-interest to the Plan.
**	Cost of participant-directed investments omitted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

June 22, 2012	/s/ N. Roderick McGeachy, III
N. Roderick McGeachy, III Investment Committee Member

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-38526 on Form S-8 of Tandy Brands Accessories, Inc. of our report dated June 22, 2012, with respect to the statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of December 31, 2011 and 2010, the related statements of changes in its net assets available for benefits for the years then ended, and the related supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Tandy Brands Accessories, Inc. Employees Investment Plan.

/s/ Whitley Penn LLP

Fort Worth, Texas
June 22, 2012